UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-19357

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

(Full title of the plan)

MONRO, INC.

200 HOLLEDER PARKWAY

ROCHESTER, NY 14615

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of March 31, 2017 and 2016	4

Statement of Changes in Net Assets Available for Benefits for the year ended March 31, 2017	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – March 31, 2017	13

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	14

Exhibit Index	15

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monro Muffler Brake, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended March 31, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of March 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick, CPAs, PC

Buffalo, New York
September 27, 2017

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	March 31,
	2017	2016

Assets
Investments at fair value:
Cash and cash equivalents	$—	$136
Common collective trusts	6,713,435	5,847,161
Shares of registered investment companies	38,118,533	33,501,171
Employer securities	2,194,605	3,150,063

Total investments at fair value	47,026,573	42,498,531

Receivables:
Employer’s contributions	839,705	713,702
Participants’ contributions	113,855	—
Notes receivable from participants	1,357,456	1,347,177

Total receivables	2,311,016	2,060,879

Total assets	49,337,589	44,559,410

Liabilities

Accrued expenses	412,719	388,639

Net assets available for benefits	$48,924,870	$44,170,771

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended March 31, 2017

Additions to net assets attributed to:

Contributions:
Employer	$836,390
Participant	3,052,149
Rollover	1,158,334

Total contributions	5,046,873

Investment income:
Net appreciation in fair value of investments	3,856,792
Dividend income	410,422
Interest and other income	65,304

Total investment income	4,332,518

Total additions	9,379,391

Deductions from net assets attributed to:

Benefits paid to participants	4,502,603
Administrative expenses	122,689

Total deductions	4,625,292

Increase in net assets available for benefits	4,754,099

Net assets available for benefits:

Beginning of year	$44,170,771

End of year	$48,924,870

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro, Inc. (formerly Monro Muffler Brake, Inc.) (the employer and Plan sponsor) (the “Company” or “Monro”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

The Plan has been restated in order to comply with various legislative amendments. The legal effective date of the most recent restatement is December 8, 2014. This restatement modified the eligibility age and contribution percentage limit, as well as various other provisions of the Plan. In connection with this restatement, a new trustee and custodian were appointed by the Board of Directors.

Participation

Permanent employees of Monro are eligible to become participants of the Plan upon hire. To participate, an employee must be 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 1% to 50% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

Participants’ contributions may be matched (“401(k) Matching Contributions”) by the Company in an amount determined by the Board of Directors of the Company. The Board has decided to match the amount of $.50 for every dollar contributed up to 4% of the participant’s pre-tax compensation for the years ended March 31, 2017 and 2016.

Participants must be scheduled to work 1,000 hours of service and be employed at the end of the Plan year in which they have made contributions in order to be eligible to receive the employer match.

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors. For the years ended March 31, 2017 and 2016, the Company did not make a “Profit Sharing Contribution”.

Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s profit sharing contribution, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce company contributions and to pay administrative expenses amounted to approximately $31,000 and $117,000 for the years ended March 31, 2017 and 2016, respectively. At March 31, 2017 and 2016, remaining forfeitures available to offset future contributions were approximately $105,000 and $97,000, respectively.

Notes Receivable from Participants

Participants may borrow from their 401(k) account in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The terms for notes receivable range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Notes receivable of approximately $784,000 and $749,000 were granted during the years ended March 31, 2017 and 2016, respectively. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are charged directly to the participants’ accounts when they are incurred. No allowance for credit losses has been recorded as of March 31, 2017 or 2016. Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

A participant may commence payment of benefits upon termination of employment, attainment of age 59  1/2, or becoming disabled. A participant may elect to receive benefits in the form of a lump-sum distribution or installment payments over time.

Administration

The Monro Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. Since December 2014, the trustee, custodian and recordkeeper of the Plan is Wells Fargo Bank, N.A. (Wells Fargo).

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Administrative Expenses

Plan expenses are primarily paid by the Plan. Expenses related to the administration of notes receivable from participants are charged directly to the participants’ account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation in fair value of investments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and trustees. See Note 5 for discussion of fair value measurements.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefit Payments

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the FASB (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Plan investments are shares of registered investment companies and common collective trusts managed by Wells Fargo. Wells Fargo is also the third party administrator. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for professional expenses amounted to $122,689 and $187,234 for the years ended March 31, 2017 and 2016, respectively. The Plan also invests in Monro Muffler Brake, Inc. Stock Fund. Monro is the plan sponsor, and therefore, these transactions qualify as party-in-interest. Investment (loss) income from investments sponsored by Monro amounted to ($780,415) and $291,832 for the years ended March 31, 2017 and 2016, respectively. Investment gain from investments sponsored by our third party administrators and notes receivable amounted to $792,523 and $165,120 for the years ended March 31, 2017 and 2016, respectively.

NOTE 4 - FEDERAL INCOME TAX STATUS:

The Plan uses a volume submitter plan document of Wells Fargo Bank, N.A. “Defined Contribution Volume Submitter Plan and Trust”. The volume submitter plan document has obtained an opinion letter from the Internal Revenue Service (IRS), which states that the volume submitter document satisfies the applicable provisions of the Internal Revenue Code. The Plan has not received a determination letter from the IRS; however the Plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Additionally, Generally Accepted Accounting Principles requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2017 and 2016.

Cash and Cash Equivalents: Cash and cash equivalents are valued at cost, which approximates fair value.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. Shares of registered investment options held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish daily net asset value (NAV) and to transact at that price. The shares of registered investment companies held by the Plan are deemed to be actively traded.

Common Collective Trust: Comprised of fully benefit-responsive investment contracts issued by insurance companies, banks and other financial institutions. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the Plan’s financial instruments measured at fair value as of March 31, 2017 and 2016.

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Financial Assets			—
Cash and cash equivalents	$—	$—	—	—
Shares of registered investment companies	38,118,533	38,118,533	—	—
Employer securities	2,194,605	2,194,605	—	—

Total assets in the fair value hierarchy	40,313,138	$40,313,138	—	—

Common collective trusts (a)	6,713,435

Investments at fair value	$47,026,573

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$136	$136	—	—
Shares of registered investment companies	33,501,171	33,501,171	—	—
Employer securities	3,150,063	3,150,063	—	—

Total assets in the fair value hierarchy	36,651,370	$36,651,370	—	—

Common collective trusts (a)	5,847,161

Investments at fair value	$42,498,531

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The following table summarizes investments measured at fair value utilizing NAV as the practical expedient as of March 31, 2017 and 2016.

Investment	March 31, 2017 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
Wells Fargo Stable Value Fund	$2,001,017	N/A	Daily	12 months
Wells Fargo/Blackrock Common Collective Trusts	4,712,418	N/A	Daily	N/A

Investment	March 31, 2016 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
Wells Fargo Stable Value Fund	$1,727,087	N/A	Daily	12 months
Wells Fargo/Blackrock Common Collective Trusts	4,120,074	N/A	Daily	N/A

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

	March 31,
	2017	2016
Net assets available for benefits per the financial statements	$48,924,870	$44,170,771
Differences in:
Investments	1,357,456	1,347,177
Notes receivable from participants	(1,357,456)	(1,347,177)

Net assets available for benefits per the Form 5500	$48,924,870	$44,170,771

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

March 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Current Value

	American Century Investments	Equity Growth Fund	$2,246,468

	American Funds	2030 Target Date Retirement Fund	4,998,111

	American Funds	2025 Target Date Retirement Fund	4,459,723

	American Funds	2020 Target Date Retirement Fund	3,057,995

	American Funds	2035 Target Date Retirement Fund	3,338,327

	American Funds	Europacific Growth Fund	2,215,504

	American Funds	2040 Target Date Retirement Fund	1,829,323

	American Funds	2045 Target Date Retirement Fund	1,792,491

	American Funds	2010 Target Date Retirement Fund	240,567

	American Funds	2050 Target Date Retirement Fund	782,796

	American Funds	2055 Target Date Retirement Fund	283,646

	American Funds	2015 Target Date Retirement Fund	1,043,331

	Calamos Investments	Evolving World Growth Fund	28,292

	Clearbridge Investments	Aggressive Growth FI Fund	2,407,699

	J.P. Morgan Asset Management	Core Bond Fund	3,238,403

	J.P. Morgan Asset Management	U.S. Small Company Fund	3,279,383

	John Hancock	Disciplined Value Fund	2,632,738

	MFS Investment Management	Mid Cap Value Fund	110,280

*	Monro, Inc.	Monro Stock Fund	2,194,605

*	Monro Muffler Brake, Inc. Profit Sharing Plan	Notes Receivable from Participants (Interest rates of 4.25 - 6.00%)	1,357,456

	PIMCO Funds	Foreign Bond Fund (USD-Hedged)	88,304

	PIMCO Funds	Total Return Fund	45,152

*	Wells Fargo	Stable Value Fund	2,001,017

*	Wells Fargo/ Blackrock	S&P 500 Index CIT	4,319,180

*	Wells Fargo/ Blackrock	S&P Midcap Index CIT	158,036

*	Wells Fargo/ Blackrock	Russell 2000 Index CIT	161,187

*	Wells Fargo/ Blackrock	International Equity Index CIT	74,015

			$48,384,029

*	Denotes a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro, Inc.

AS ADMINISTRATOR OF

Monro Muffler Brake, Inc.

Profit Sharing Plan

DATE: September 27, 2017	By	/s/ Brian D’Ambrosia
Brian D’Ambrosia
Senior Vice President, Chief Financial Officer, and Treasurer

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick, CPAs, PC, dated September 27, 2017.